上海英国学校租赁合同（浦西校舍）

Contract of Building Lease
to The British International School, Shanghai
(The Schoolhouse of Puxi)

上海金丰房地产实业公司（以下简称甲方）
Shanghai Jinfeng Real Estate Industrial Co. (hereinafter referred to as Party A)
地址：上海市闵行区平乐路 141 号，邮编：201107
Address: No. 141, Pingle Road, Minhang District, Shanghai，Zip code:201107
电话：62211022，传真：62212615
Tel: 62211022, Fax: 62212615
代表：侯能聪，职务：总经理
Representative: HOU Nengcong Title: General Manager

上海英国学校（以下简称乙方）
The British International School, Shanghai (hereinafter referred to as Party B)
地址：沪南公路 2729 弄康桥半岛 600 号，邮编：201315
Address: 600 Cambridge Forest New Town, 2729 Hunan Road , Zip code: 201315
电话：　　　　，传真：
Tel:　　　　　　, Fax:
代表人：Marcel Van Miert　职务：上海英国学校董事长
Representative: Marcel Van Miert　Title: Chairman of The British International School, Shanghai

甲乙双方根据《中华人民共和国合同法》，本着互惠互利的原则，现就 XXXXXXXXX 租赁有关事项协议如下：

Pursuant to the 《Contract Law of the People's Republic of China》 and based on the principle of mutual benefit, Party A and Party B have hereby entered into this Contract, regarding the lease of schoolhouse to the XXXXXXX Shanghai.

1. 定义及解释（Definitions and Interpretations）
在本租约中，除非上下文另有规定，否则下列意思适用：
In this Lease, the following meanings apply unless the context requires otherwise :

"公用地方"指甲方和/或物业管理人不时合理指定供开发项目的住户及其授权者共同使用的在租赁房屋和/或开发项目内的所有地方、设施、装置、机器、设备和服务媒介（专供租赁房屋使用的除外），包括但不限于出入道路、行人通道、共用入口、楼梯、升降机、自动扶梯、道路、前院、货物起卸区、停车场、绿化地带；

"Common Parts" means all areas, facilities, plant, machinery, equipment and Service Media (other than those serving the Premises exclusively) within the Premises and/or the Development from time to time as may be reasonably designated by Party A and/or the

Manager for the common use of any of the occupiers of the Development and those authorized by them including, without limitation, the access roads, pedestrian ways, common entrances, staircases, lifts, escalators, roads, forecourts, loading bays, parking areas, landscaped areas;

"政府"指中华人民共和国政府;
"**Government**" means the government of the PRC;

"物业管理人"指甲方和/或业主管理委员会不时委派其管理开发项目的人、商号或公司;
"**Manager**" means the person, firm or company appointed from time to time by Party A and/or the owners' management committee to manage the Development;

"允许用途"指本合同第 2.3 条规定的用途;
"**Permitted Use**" means the use specified in the Article 2.3 thereafter;

"租赁房屋"指本合同第 2 条所述的房屋的每个部分,包括:
"**Premises**" means each and every part of the premises described in the Article 2 thereafter, including:

    (i)   租赁房屋的所有增建和改建;
           all additions and improvements to the Premises;

    (ii)   租赁房屋内的所有固定附着物和装设(不论是结构性或非结构性的),不论是否原有附着其上,但乙方为其业务目的而安装并可在无损于租赁房屋的情况下从租赁房屋中拆除的任何固定附着物除外;
           all fixtures and fittings (whether structural or non-structural) in the Premises whether or not originally fixed to them except and fixture installed by Party B for the purposes of its business that can be removed from the Premises without defacing the Premises;

    (iii) 对外墙的内部及对任何结构柱所涂的终饰;
           the finishes applied to the interior of the external walls and to any structural columns

    (iv) 门、窗、门框及窗框;
           the doors and windows and door and window frames;

    (v)   电梯(如有的话)或者楼梯以及租赁房屋的所有内部入口或通道;
           elevators (if any) and staircases and all internal access or passages in the Premises;

    (vi) 开发项目内供租赁房屋专用的服务媒介;
           the Service Media in the Development that serve the Premises exclusively;

"规定利息"指日息 0.1%;
"**Prescribed Rate**" means 0.1% per day;

"租金"指本合同第 5 条中详列的租金;
"**Rent**" means the rent detailed in the Article 5 of the Contract;

"服务收费"指租赁房屋应付的服务费,可按附件予以调整;

"Service Charges" means such service charges payable in respect of the Premises which are subject to review in accordance with Schedule ;

"服务时间" 指甲方和/或物业管理人不时合理规定的提供服务的时间；
"Service Hours" means such hours for provision of services as Party A and/or the Manager may reasonably prescribe from time to time;

"服务媒介" 指租赁房屋和/或开发项目内不时存在的道路、小径、下水道、排水管、排水沟、管道、输送管、电线、烟囱、光纤干线及其他输送、电讯和信息技术媒介，包括任何装修、百叶窗、通风帽及其他覆盖物及辅助器具；
"Service Media" means roads, pathways, sewers, drains, gutters, pipes, ducts, wires, chimneys, fibre optic backbone and other conducting, telecommunications and IT media from time to time in the Premises and/or the Development including and fixings, louvres, cowls and other covers and ancillary apparatus;

"租期" 指本合同第 4 条所详述的年期及其后的任何延长期限；
"Term" means the term of years detailed in the Article 5 thereafter and any period of holding over thereafter;

"公用事业设施" 指污水排放、水、电、煤气、电讯及信息发送；
"Utilities" means the transmission of sewage, water, electricity, gas, telecommunications and information;

"工作日" 指在中国的银行一般开门营业的一日。
"Working Day" means any day on which banks in PRC generally are open for business.

2. 租赁的房屋（About the Property for Lease）

   2.1. 地理位置：双方同意本项目的位置在金光路以西，保乐路以南（见附图），占地面积 16000 平方米。

   Location: The two parties have agreed that the project shall be located to the west of Jin guang Road and to the south of Baole Road (location map attached) with a total area of 16,000 square meters.

   2.2. 乙方需建筑面积分别约为 4000 平方米的建筑物 2 幢，1 幢作为初中部，另 1 幢作为高中部。已方希望于 2005 年 9 月开学。

   Party B needs two buildings, each with a floorage of approximately 4,000 square meters, respectively for the junior section and the senior section of a new school.

   2.3. 甲方将两幢校舍一并建成后租赁给乙方，供乙方教学使用。

   Party A shall build the above two building at once and t then lease it to Party B for educational use.

2.4. 甲方保证这两组校舍的设计呈现同一种特有的风格。

Party A shall promise to keep the design of two school buildings in the same unique style.

2.5. 作为租赁房屋的条件，甲方应沿校园的一边建有一条四车道的道路来连接 X 和 Y 道（附图）。

As one condition for the property lease, Party A shall construct a road with four lanes along the campus so as to connect the Path X and Path Y. (outlined on attached plan)

3. 校舍的建造（Construction of School Buildings）

3.1. 乙方将提供一份全面的功能/空间详细计划书给甲方。

Party B shall provide Party A with one comprehensive detailed plan of function/space.

3.2. 甲方根据乙方提供的全面功能和空间详细计划书，设计出校园和校舍的效果图和施工设计图给乙方审核同意。该效果图和施工设计图纸是本合同的附件，是本合同的组成部分。

Party A, based on the comprehensive detailed plan of function and space provided by Party B, shall design the renderings and construction drawings for the campus and buildings for the examination and approval by Party B. The said drawings are attachments to this Contract and are parts of this Contract.

3.3. 甲方建造校舍应使用西郊庄园别墅类似的材料，建筑物的结构使用寿命应超过 25 年。

When constructing the school buildings, Party A shall use materials similar to those for villas of Xijiao Zhuangyuan and the service life of structure of buildings shall be more than 25 years.

3.4. 甲方在收到乙方所提供的完整资料并确认没有遗漏后将于 2 个月内完成初步设计。

Party A, after receiving the integrated data provided by Party B and confirming that there is nothing missing, shall finish the primary design within 2 months.

3.5. 初步设计完成并经乙方确认后，甲方将于 2 个月内完成施工图。

Party A, after completing the primary design and getting the confirmation from Party B, shall finish the construction drawings within 2 months.

3.6. 施工图完成并经乙方确认后，甲方将于 6 个月内完成建筑物土建施工。房屋必须在 2005 年 3 月 31 日之前完工交付。

Party A, after finishing the construction drawings and getting the confirmation from Party B, shall complete the civil construction of the buildings within 6 months. The building must be completed and handed over by Jan 31st 2005.

3.7. 乙方将在 5 个月内完成校舍的内部装修工程，甲方承诺将与乙方同时完成校区四周围墙、入口道路、景观美化及草坪工作，并清理现场。

Party B shall finish the interior decoration of the school buildings within 5 months. Party A shall promise to finish the fencing around the school; the entry path, landscape and lawn work at the same time, and clear up the site.

3.8. 建造校舍主体结构（按施工设计图纸标准）的资金由甲方承担。内部装潢由乙方自行进行，其资金由乙方承担。

Party A shall undertake all the capital for the main structure of the school buildings (based on the specifications of the construction drawings) while the interior decoration shall be conducted by Party B at Party B's expenses.

4. 租期（Term of Lease）

初级学校的校舍租赁期从 2005 年 9 月 1 日开始，期限 20 年，至 2025 年 8 月 31 日止。乙方应当有权选择是否续约，每次续约展期为五年。乙方必须在租赁期或展约期的最后一年的 9 月 30 日之前通知甲方是否续约。在续约通知发出后的一个月之内，甲乙双方将就展约期的租金额达成协议（见本合同第 5.3 条）。

The lease term of the school building for the junior section shall be 20 years, commencing on September 1, 2005 and ending on August 31, 2025. Party B shall have an option to extend the lease by a section of five year periods. Party B must serve notice of its intention to exercise a five year extension option by September 30th in the last full year of the lease or of an extension to the lease. The parties will agree the rental for the five year extension (as Article 5.3. hereof) within one calendar month of the notice being served.

5. 租金标准（Rent Calculation）

5.1. 租金按校舍的建筑面积为计价单位。校舍的建筑面积以国家指定的测绘院测量报告为准。

The rent shall be calculated based on the floorage of the school buildings, which shall be based on the report of Surveying and Mapping Institute designated by the State.

5.2. 初级学校的校舍 4000 平方米的租赁费如下：

2005 年 9 月 1 日——2007 年 8 月 31 日，每平方米 50 美元/年。
2007 年 9 月 1 日——2008 年 12 月 31 日，每平方米 65 美元/年。
2009 年 1 月 1 日——2025 年 8 月 31 日，每平方米 95 美元/年。

The rent of the 4,000 square meters school building for the junior section is as follows:

September 1, 2005-August 31, 2007	USD 50 for each square meter/year
September 1, 2007-December 31, 2008	USD 65 for each square meter/year
January 1, 2009- August 31, 2025	USD 90 for each square meter/year

5.3. 从 2025 年 9 月 1 日开始根据当时教学用房价格，租金另行协商。

From September 1, 2025 on, the rent shall be agreed with reference to comparable rents for school building in Shanghai at the appropriate time.

5.4. 高中部的校舍租金标准同初级学校校舍相同。

The rent calculation of the school building for the senior section shall be the same as that for the junior section.

6. 租金的支付 (Payment of Rent)

6.1. 乙方认为在装修期间一般不应付租金，但考虑到甲乙双方友好的合作，乙方同意将在 2005 年 6 月 1 日之前一次性支付 25000 美元，作为装修期的租金。

Party B thinks it should not pay the rent during the decoration period, but, taking into consideration the friendly cooperation between the two parties, it has agree to pay USD 25,000 in a lump sump on June 1st 2005.

6.2. 租金按先付租金后租赁使用的原则进行。乙方于 2005 年 8 月 31 日前支付第一笔租金，之后租金每年分四次支付，即每年当年的 3 月底、6 月底、9 月底、12 月底。

Party B shall pay the first rental payment by 31st August 2005, after which, the rent shall be paid four times each year, respectively at the end of March, June, September and December of the year

7. 物业管理人 (Manager)

甲方将租赁房屋交付乙方后，甲方应与有资质的物业管理人签订物业管理合同，委托该物业管理人对租赁房屋实施物业管理。甲方承担支付物业管理公司的管理费。

After Party A delivers the property for lease to Party B, Party A should sign a property management contract with a qualified manager and authorize the manager to carry out property management of the property for lease. And Party A shall undertake the payment to the manager company.

8. 优先承租权 (Preferential Lease Right)

本合同约定的租赁期满，在同等条件下，乙方有优先承租权。如乙方在本合同租赁期满后继续租赁，甲乙双方应另行签订租赁合同。

Upon the expiration of this Contract, Party B shall have the preferential lease right under the same conditions. Should Party B continue to lease after this Contract expires, Party A and Party B shall sign another Lease Contract.

9. 租赁终止的约定

乙方租赁期满，乙方在租赁期间，对校舍所进行的装潢及设施应无偿归甲方所有。

Upon the expiration of Party B's lease, the decorations and facilities in the school buildings during Party B's lease term shall belong to Party A, free of charge.

10. 双方的责任 (Responsibilities of Both Parties)

10.1.甲方的责任 (Party A's Responsibilities)

    10.1.1.甲方保证校舍四周的防护、入口道路、景观美化以及小区的草坪覆盖等在内的所有外部环境，在学校开学前必须得以完工、清理。

    Party A undertakes to finish and clear up the exterior environment of the school buildings including the fencing, entry path, landscape and lawns, and complete this work before the opening of school.

    10.1.2.甲方承担出租房屋的房产权、土地使用费、租赁税金。

    Party A shall undertake the property right, land use expenses and rent taxes of the property for lease.

10.2.乙方的责任 (Party B's Responsibilities)

    10.2.1.乙方在租赁期内发生的水、电、煤、通讯费用由乙方承担。

    The expenses for water, electricity, gas and communication incurred by Party B during the lease term shall be borne by Party B.

    10.2.2.未经甲方同意，乙方在租赁期内不得改变房屋的用途；如乙方需将租赁房屋转租第三方，必须征得甲方的同意。但同时，甲方不得无故拒绝乙方的请求。

    Party B without the permission of Party A should not change the purpose of the property during the lease term and it shall get the approval from Party A if it wants to sublease to a third party. Neither of these permission /approval shall be withheld unreasonably.

11. 甲方的契约承诺和协议 (Party A's covenant and agreements)

甲方向乙方契约承诺并同意（在乙方适当缴妥租金及服务收费且没有违反本租约的前提下）如下：

Party A's covenants and agrees with Party B (subject to Party B duly paying the and Service Charges and not breaching this Lease) as follows:

（a）甲方拥有租赁房屋土地使用权及租赁房屋上的一切建筑的合法所有权，亦拥有合法权利与乙方签订本租约；

    it owns legal title to the land use right in respect of the Premises and all improvements thereon and it also has the lawful right to enter into this Lease with Party B ;

（b）甲方已就租赁房屋土地使用权向政府支付一切费用和收费；

    it has paid all fees and charges to the Government in relation to the land use rights comprised in the Premises;

（c）截至本租约日期，租赁房屋并不受任何现有的抵押权或法定押权所约束，而甲方设定的影响租赁房屋的任何将来的抵押权或法定押权应以本租约为前提，并应符合本租约的利益；

    the Premises are not subject to any existing mortgage or legal charge as of the date of this Lease and any future mortgage or legal charge created by Party A affecting the Premises shall be made subject to and with the benefit of this Lease;

（d）甲方将租赁房屋出租给乙方独家使用和占有，使乙方可在租赁房屋营办一家学校。

甲方同意，乙方及其被邀请人可在全日24小时自由和不受干扰地通过开发项目内的公用地方进入租赁房屋，但须遵守物业管理人的登记和保安要求；

Party A leases the Premises to Party B for Party B's exclusive use and possession and in order to enable Party B to operate a school at the Premises. Party A agrees that Party B and its invitees shall have 24-hour free and uninterrupted right of entry to the Premises via the Common Parts within the Development subject to compliance of the registration and security requirement by the Manager;

（e）甲方应对租期开始前已发生的在租赁房屋使用的公用事业设施一切收费负责；

Party A shall be responsible for all charges for Utilities consumed at the Premises that were incurred before the commencement of the Term;

（f）如果乙方希望将现有服务媒介的容量增加至超过保证容量，则如甲方自己认为（该决定是最终的）上述增容不会干扰开发项目的其他部分，甲方将尽其合理努力协助乙方与有关的公用事业设施供应商联系，增加提供给租赁房屋的公用事业设施的容量。

If Party B wishes to increase the capacity of the existing Service Media beyond the warranted amounts, to the extent that such would not interfere with the rest of the Development as in the sole opinion of Party A (which decision shall be final), Party A will use its reasonable endeavor to assist Party B to liaise with the relevant utility providers to increase the capacity of Utilities provided to the Premises。

12. 乙方的保险（Party B's Insurance）

   (a) 向领有有效的中国营业执照的有信誉的保险公司，购买和维持以下各项的充分保险：

   To effect and maintain adequate insurance cover with a reputable insurance company which holds a valid business license in PRC in respect of:

   （i）为租赁房屋内财产（包括但不限于所有家具、乙方的固定附着物、装设、设备、样品、个人物品和库存）因火灾及外来风险的任何损失或损坏按全部重置投保保险，包括（但不限于）本租约下明示或默示豁免甲方承担的那些险别或情况。

   any loss or damage to property within the Premises including without limitation all furniture, Party B's fixtures, fittings, equipment, samples, personal effects and stock in their full replacement value against fire and extraneous perils including without limitation those risks, perils or under circumstances for which Party A's liability is expressly or impliedly excluded under this Lease。

   （ii）在与履行工作作直接有关并在租赁房屋或其附近发生的意外事故中对第三方造成死亡或人身伤害或对属于第三方财产造成损失或损坏的损害赔偿的保险。

   damages in respect of death of or bodily injury to third parties, or in the vicinity of the Premises。

(b) 甲方不时要求时，向甲方提供保险单，连同上一次缴付保费的收据，以及保险公司发出的证明已缴足保费而且保险单继续有效的证明书；

To produce to Party A when required by Party A from time to time the policy of insurance together with a receipt for the last payment of premium and a certificate from the insurance company that the policy is fully paid up and is valid and subsisting ;

(c) 在合理可行的情况下,尽快将根据第 12 (a) 条购买的任何保险单项下的一切赔款用于修补损失；

As soon as reasonably practicable to apply all money received under and policy effected under Article 12 (a) in making good the losses in respect of which it was paid;

(d) 如租赁房屋有任何损坏，立即通知甲方；

To notify Party A promptly of any damage to the Premises;

(e) 未经甲方书面同意，不投保可能减少甲方可收取的保险金的任何保险。

Not without Party A's written consent to effect any insurance which may reduce the insurance money receivable by Party A .

13. 违约责任 (Liabilities for Breach of Contract)

13.1. 本合同签署后，如甲方完成了设计图纸，乙方不再要求施工，也不再需要建造校舍，乙方应赔偿甲方图纸设计费用和前期费用。

After the Contract is signed, if Party A finishes the design drawings, but Party B no longer requests the construction and the building of campus, Party B shall compensate Party A for the drawing design expenses and initial expenses.

13.2. 如在甲方开始进行施工后，乙方放弃对于该项目的租赁，乙方应赔偿甲方投资额的 50%。

Should Party B give up the lease of the said project after Party A starts the Construction, Party B shall compensate 50% of Party A's investment.

13.3. 如乙方延时支付租金，乙方应按日千分之一支付滞纳金。

Should Party B pay the rent in arrears, it shall pay late fee at the rate of 1‰ of the rent a day.

14. 合同的生效 (Effective Date of Contract)

本合同经甲乙双方签章后生效。

This Contract shall go into effect upon the signatures and seals by the two parties.

甲方 (Party A):　　　　　　　　　　　　　乙方 (Party B):
上海金丰房地产实业有限公司
Shanghai Jinfeng Real Eastate Industrial Co.

（盖章）(Seal)　　　　　　　　　　　　　（盖章）(Seal)



代表签字：　　　　　　　　　　　　　代表签字：
Signature of Representative:　　　　　　　　Signature of Representative



见证单位：闵行区华漕镇人民政府
Witnessed By: Minhang District Huacao Town People's Government

签约日期：二OO四年十二月十日
Date of Signing: